SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 10, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2007

Buenos Aires, Argentina, May 10, 2007 - Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today its results for the first quarter period ended March 31, 2007 (“1Q07”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•	The Bank’s net income totalled Ps.123.2 million. This result was 69% or Ps.50 million higher than 1Q06’s Ps.73 million. The annualized ROAE and ROAA reached 21.2% and 3.1%, respectively.

•
The Bank’s net interest income was Ps.259.6 million, increasing 9% quarter on quarter (“QoQ”) and 93% year over year (“YoY”) (48% YoY growth without considering Nuevo Banco Bisel (NBB)). In addition, net interest margin of 7.4% expanded 110 bp from 1Q06’s level of 6.3%.

•
Banco Macro’s financing to the private sector also showed an attractive growth rate of 13% or Ps.716.4 million QoQ and 88% or Ps.2.93 billion, YoY. Personal loans which represent a strategic product for the Bank, once again led private loan portfolio growth. This product grew 23% QoQ and 200% YoY.

•
Total deposits grew 9% or Ps.912.6 million QoQ, totalling Ps.11 billion and representing 77% of the Bank’s liabilities. Banco Macro’s average annual cost of funding of 4.7% is one of the lowest in Argentina’s banking sector.

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.2.0 billion and a capitalization ratio of 30.8%. In addition, the Bank’s liquid assets remained at a high level, reaching 65.4% of total deposits.

•	The Bank’s asset quality improved to more attractive levels. In 1Q07, Banco Macro’s PDLs to total loans ratio was 1.64% compared to 4Q06’s 1.98% and the coverage ratio reached 169.7%.

RESULTS

Earnings per share were Ps.0.18, 50% or Ps.0.06 higher compared to 1Q06’s Ps.0.12.

EARNINGS PER SHARE	MACRO consolidated
	I 06	II06	II06	IV06	I07

Net income (M Ps.)	72.9	98.9	105.7	147.1	123.2
Average shares outstanding (M)	616.0	683.9	683.9	683.9	683.9
Book value per share (Ps.)	2.97	3.01	3.17	3.38	3.57
Earnings per share (Ps.)	0.12	0.14	0.15	0.22	0.18

Banco Macro’s 1Q07 net income climbed by 69% YoY to Ps.123.2 million from last year’s level of Ps.72.9 million.

The Bank’s 1Q07 ROAE of 21.2% was above than 1Q06’s 19.4%. Additionally, the obtained ROAE has a higher value considering the low leverage of Banco Macro’s balance sheet (6.9x Assets to Equity ratio).

	MACRO consolidated
INCOME STATEMENT
In MILLION Ps.	I 06	II06	III06	IV06	I07

Net financial income	134.7	175.3	211.5	238.8	259.6
Provision for loan losses	-8.0	-13.9	-20.4	-17.4	-17.3
Net fee income	70.7	76.9	97.2	114.5	114.7
	197.4	238.3	288.3	335.9	357.0
Administrative expense	-128.4	-145.2	-168.7	-210.1	-217.6
	69.0	93.1	119.6	125.8	139.4
Minority interest	0.0	0.0	-1.7	-1.4	-0.9
Net other income	12.6	16.2	15.2	53.1	-1.2
Earnings before income tax	81.6	109.3	133.1	177.5	137.3
Income tax	-8.7	-10.4	-27.4	-30.4	-14.1
NET INCOME	72.9	98.9	105.7	147.1	123.2

The Bank’s financial income of Ps.417.5 million increased 98% YoY (58% YoY without NBB) and 14% QoQ.

In the quarter, interests on loans increased 120% YoY (88% YoY without NBB) and 8% QoQ. This performance was in line with the sustained private sector loan growth (please refer to Private Sector Financing section). Within this segment, interests on other loans (including interests on personal loans) grew 14% QoQ while interest on documents increased by 9%.

Interests on loans represented 51% of total financial income, higher than 1Q06’s 46% level.

Results generated by public and private securities rose 152% YoY (69% YoY without NBB) and 29% QoQ, as a result of the Bank’s LEBAC and NOBAC portfolio.

Finally, CER-adjusted income increased Ps.2.4 million on the back of the CPI evolution which was directly related to the inflation index (4Q06 CER index was 2.46% and 1Q07 was 2.52%). On a YoY basis, CER-adjusted income decreased by Ps.4 million mainly due to a decrease in the private loan and bond portfolios adjusted by CER.

FINANCIAL INCOME	I 06	II06	III06	IV06	I07
In MILLION Ps.

Interest on cash and due from banks	2.5	2.2	3.7	3.3	5.2
Interest on loans to the financial sector	2.6	4.3	3.5	6.3	10.0
Interest on overdrafts	16.3	23.7	37.0	43.1	40.0
Interest on documents	9.7	10.0	15.4	21.9	23.9
Interest on mortgages	9.1	11.3	12.9	15.2	14.3
Interest on pledges	9.0	10.0	11.5	12.5	12.2
Interest on credit cards	5.2	7.0	8.5	10.3	11.6
Interest on other loans	44.8	57.0	69.7	88.3	100.4
Interest on other receivables from financial intermediation	3.8	2.8	4.2	4.1	4.2
Income from government & private securities (1)	50.2	77.0	99.3	97.7	126.5
Net options results	0.0	0.1	0.6	-0.6	0.0
Results of guaranteed loans	6.5	6.7	7.8	9.0	8.9
CER adjustment (2)	28.6	19.2	14.9	22.2	24.6
CVS adjustment	0.4	0.4	0.4	0.8	0.4
Other	22.3	29.6	28.5	31.0	35.3

Total financial income	211.0	261.3	317.9	365.1	417.5

(1) Income from government & private securities
LEBAC / NOBAC	56.6	61.2	78.8	69.0	99.7
Other	-6.4	15.8	20.5	28.7	26.8
TOTAL	50.2	77.0	99.3	97.7	126.5

(2) CER adjustment
CER other bonds	1.8	0.0	0.3	-0.3	0.0
Guaranteed loans	20.2	14.5	10.6	17.3	21.6
CER adjusted compensation bond	0.0	0.0	0.3	0.0	0.0
Loans to the private sector	6.2	0.1	3.0	2.9	2.3
Other	0.4	4.6	0.7	2.3	0.7
TOTAL	28.6	19.2	14.9	22.2	24.6

Banco Macro’s 1Q07 financial expenses of Ps.157.9 million climbed 107% YoY (or 76% YoY without NBB) and 25% QoQ mainly due to interest on deposits’ growth.

Interest on deposits represented 61% of total financial expenses and grew 152% YoY (or 121% YoY without NBB) and 15% QoQ, in line with fixed time deposit growth.

In the quarter, interests on Subordinated Bonds totalled Ps.13.7 million.

Finally, expenses originated by CER-adjustments grew Ps.1.9 million QoQ due to the CPI evolution which was directly related to the inflation index. On a YoY basis, CER-adjusted expenses decreased by Ps.3.6 million due to a decrease in time deposits adjusted by CER.

Banco Macro’s 1Q07 net interest income of Ps.259.6 million grew 9% or Ps.20.8 million, compared to the previous quarter and 48% compared to 1Q06 without NBB. In addition, the Bank’s net interest margin of 7.4% rose 110 bp compared to 1Q06’s 6.3%.

FINANCAL EXPENSES	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Interest on checking accounts	0.6	1.6	2.6	4.7	5.3
Interest on saving accounts	1.7	1.3	1.7	2.0	2.1
Interest on time deposits	36.3	49.2	70.3	77.9	89.7
Interest on other liabilities from financial intermediation	3.8	3.2	4.1	3.7	9.8
Other receivables from financial intermediation	0.0	0.0	0.0	0.0	13.7
Other Interest	3.1	2.9	4.3	4.1	3.7
CER adjustments (3)	19.0	14.4	8.9	13.5	15.4
Other Interest	11.8	13.4	14.6	20.4	18.2

Total Financial Expenses	76.3	86.0	106.5	126.3	157.9

(3) CER adjustments
Time deposits CER adjusted	10.1	7.4	2.5	3.6	3.5
Advance for BODEN purchase	7.0	5.8	3.4	4.6	5.8
Other	1.9	1.2	3.0	5.3	6.1
TOTAL	19.0	14.4	8.9	13.5	15.4

Banco Macro’s net fee income of Ps.114.7 million rose by 62% or Ps.44 million from last year’s level of Ps.70.7 million. If we had not included NBB in our analysis, net fee income would have grown by 27% YoY.

NET FEE INCOME	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Fee charges on deposit accounts	56.6	64.8	80.5	97.9	96.7
Debit and credit card income	7.2	9.8	10.8	22.6	16.5
Other fees related to foreign trade	2.6	2.9	2.9	3.2	4.3
Credit-related fees	6.4	7.2	8.1	11.7	12.9
Lease of safe-deposit boxes	1.8	2.1	2.0	-3.8	3.1
Other	14.2	11.4	18.6	11.1	13.4
Total fee income	88.8	98.2	122.9	142.7	146.9

Total fee expenses	18.2	21.3	25.8	28.2	32.2

Net fee income	70.7	76.9	97.1	114.5	114.7

In 1Q07, Banco Macro’s administrative expenses of Ps.217.6 million grew by 4% compared to the previous quarter’s level of Ps.210 million and 69% on a YoY basis. Had we excluded NBB from our comparison, administrative expenses would have increased by 35% YoY.

An 81% of the quarterly administrative expenses increase was explained by personnel expenses which rose 4% or Ps.5.7 million. The increase can be chiefly traced to employees’ annual bonus totalling Ps.14 million and the impact of a 14% salary increase implemented in March 2007 as part of our collective bargaining agreement.

The efficiency ratio (cost to income) was 58.0% and showed an improvement compared to previous quarters.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Personnel expenses	79.2	82.2	103.0	132.0	137.7
Fees to directors & statutory auditors	1.6	7.2	2.5	3.0	3.5
Other profesional fees	7.8	10.2	10.1	11.5	9.6
Advertising & publicity	5.0	7.7	9.2	10.0	9.5
Taxes	2.3	1.7	1.8	3.2	3.1
Other operating expenses	29.1	31.5	37.6	45.8	49.1
Other	3.4	4.7	4.5	4.6	5.1
Total Administrative Expenses	128.4	145.2	168.7	210.1	217.6

Total Employees	5,051	5,570	7,244	7,585	7,635
Branches	253	279	437	433	429

The Bank’s net other income totalled a loss of Ps.1.2 million or Ps.54.3 million lower on a QoQ basis. On a quarterly analysis, we had lower loans recovered and provisions’ reversal amounted to Ps.71.4 million (in 4Q06, loans recovered of Ps.41.3 million and the final Banco Bansud’s goodwill amortization installment of Ps.18.3 million were included). In addition, we found lower other expenses of Ps.18.3 million since fees and charges generated by the issuance of our Subordinated Bonds were accounted in the previous quarter.

NET OTHER INCOME	MACRO Consolidated
	I06	II06	III06	IV06	I07
Other Income
Penalty interest	1.2	1.1	1.2	2.1	1.4
Recovered loans and allowances reversed	30.7	29.1	34.0	98.8	27.4
Other	11.8	12.2	6.3	6.0	5.5
Total Other Income	43.6	42.4	41.5	106.9	34.3

Other Expense
Other allowances	5.3	4.9	3.3	13.2	4.7
Intangible assets amortization	3.8	4.7	5.4	5.6	5.7
Other	21.9	16.1	17.6	35.0	25.1
Total Other Expense	31.0	26.2	26.3	53.8	35.5

Net Other Income	12.6	16.2	15.2	53.1	-1.2

FINANCIAL ASSETS

Private sector financing
The volume of “core” financing to the private sector continued growing at attractive rates (88% or Ps.2.92 billion YoY and 13% or Ps. 716.4 million QoQ), netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) and adding the Bank’s personal financial trust and leasing portfolio. Excluding them, Banco Macro’s loan book grew 100% YoY or 71% without NBB.

The Bank’s lending portfolio expansion was principally driven by consumer loans. Personal loans rose 23% or Ps.330.7 million QoQ and 200% or Ps.1,175.2 million YoY while credit card loans increased by 8% or Ps.40.1 million QoQ and 96% or Ps.264.1 million YoY. In addition, other loans (where loans to SME with collateral are accounted) increased by 22% or Ps.247.9 million QoQ and 59% or Ps.509.9 million YoY.

Finally, leasing loans also evolved favorably (up 10% QoQ and 80% YoY) and financial trusts which rose 37% YoY.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07	Quarter	Annual

Overdrafts (total)	454.7	948.4	1,150.4	1,103.3	1,015.3	-8%	123%
Overdrafts	312.7	297.4	552.6	675.9	581.1
AAA (liquidity administration)	142.0	651.0	597.8	427.4	434.2
Discounted documents	348.2	381.7	509.7	543.7	575.0	6%	65%
Mortgages	294.7	346.9	417.1	426.1	447.7	5%	52%
Pledges	244.8	255.7	298.7	300.9	294.1	-2%	20%
Consumer	586.6	834.3	1,103.5	1,431.1	1,761.8	23%	200%
Credit Cards	273.9	306.2	452.7	497.9	538.0	8%	96%
Other	869.3	995.6	1,172.5	1,131.3	1,379.2	22%	59%
Interests, adjustments and other	63.6	72.4	94.8	90.1	93.1	3%	46%
Provisions	-189.8	-178.5	-215.4	-208.5	-209.1	0%	10%
Total loans	2,945.9	3,962.7	4,984.0	5,315.9	5,895.1	11%	100%
Financial trusts	357.3	391.3	404.1	373.7	489.1	31%	37%
Leasing	172.5	204.0	252.0	282.1	310.7	10%	80%
Total credit to the private sector	3,475.7	4,558.0	5,640.0	5,971.7	6,694.9	12%	93%

Total credit w/o liquidity administration	3,333.7	3,955.3	5,045.6	5,544.3	6,260.7	13%	88%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (net of LEBAC / NOBAC) to total assets ratio narrowed 520 bp to 7.6% from last year’s level of 12.8% and was also lower than the system’s average of 12%.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07	Val

LEBAC / NOBAC B.C.R.A.	1,642.7	1,880.5	2,532.9	2,373.5	3,449.7	VM
Secured bonds	0.0	31.6	29.1	0.1	0.0	VM
Other	308.2	464.8	317.2	286.0	243.0	VM
Government securities	1,950.9	2,376.9	2,879.2	2,659.6	3,692.7
Guaranteed loans	629.1	615.4	780.0	771.4	793.5	A3911
Provincial loans	2.0	0.7	1.0	0.3	1.2	VP
Government securities loans	92.0	56.1	38.6	2.5	11.1	VM
Loans	723.1	672.2	819.6	774.1	805.8
Compensation to be received	0.0	8.5	0.0	0.0	0.0	VT
Purchase of government bonds	198.0	286.9	175.3	548.5	207.8	VM
Other receivables for financial intermediation	198.0	295.3	175.3	548.5	207.8
BODEN 2007, 2008, 2012 & 2013 to collect	26.0	25.1	15.8	16.9	17.4	VM
Other receivables	26.0	25.1	15.8	16.9	17.4

TOTAL ASSETS	2,898.0	3,369.5	3,889.9	3,999.1	4,723.7

TOTAL LIABILITIES	919.7	928.1	727.0	551.4	852.7

Net exposure	1,978.3	2,441.4	3,162.9	3,447.8	3,871.0

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,255.3	1,489.0	1,357.0	1,625.6	1,274.0

TOTAL PUBLIC SECTOR ASSETS (net of LEB / NOB) / T. A.	12.8%	13.0%	10.0%	11.2%	7.6%

Net exposure (net of LEB/NOB) / TOTAL ASSETS	3.4%	4.9%	4.6%	7.4%	2.5%

FUNDING

Banco Macro’s deposit base reached Ps.11 billion, being the most important source of funds for the Bank (77% of total liabilities). Deposits grew by 9% or Ps.912.6 million QoQ.

Private sector deposits grew 11% or Ps.960.2 million QoQ. Time deposits grew by 17% or Ps.759.8 million QoQ on the back of a high liquid market since the Bank’s CD rate was in line with the system’s average rate. Time deposits represented 46.8% of the Bank’s total deposit base.

Current account deposit also grew 11% QoQ.

DEPOSITS	MACRO consolidated					Var.
In MILLION Ps.	I 06	II 06	III 06	IV 06	I 07	Quarter	Annual

Public sector	659.0	1,327.9	1,452.1	1,295.6	1,247.1	-4%	89%

Financial sector	5.9	6.4	10.4	5.1	6.0	18%	2%

Private sector	5,781.1	6,421.0	8,225.3	8,770.3	9,730.5	11%	68%
Current accounts	1,150.5	1,234.8	1,667.6	1,876.2	2,085.0	11%	81%
Savings accounts	1,039.9	1,188.7	1,624.1	2,097.4	2,070.8	-1%	99%
Time deposits	3,257.0	3,631.8	4,514.3	4,381.0	5,140.8	17%	58%
Other	333.7	365.7	419.3	415.7	433.9	4%	30%
TOTAL	6,446.0	7,755.3	9,687.8	10,071.0	10,983.6	9%	70%

Other sources of funds
The Bank’s other sources of funds increased by 17% or Ps.585.8 million QoQ. This increase can be principally explained by the issuance of the USD150 million senior notes in January (10 year term and 8.5% fixed coupon).

OTHER FUNDING	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Central Bank	223.0	230.0	375.3	386.2	394.1
Banks and international institutions	160.4	163.8	179.8	182.4	163.7
Financing received from Argentine financial institutions	43.0	44.2	47.1	68.2	57.4
Subordinated corporate bonds	12.1	12.5	56.8	507.8	526.3
Unsubordinated bonds	0.0	0.0	0.0	0.0	465.7
Shareholders´ equity	2,032.0	2,062.2	2,167.9	2,315.0	2,438.2
Total Funding	2,470.5	2,512.8	2,826.9	3,459.6	4,045.4

Banco Macro’s annual average cost of funds of 4.7% is one of the lowest in Argentina’s banking sector.

LIQUID ASSETS

The Bank’s liquid assets increased by 9% or Ps.613.5 million QoQ, mainly due to the funds obtained from the senior notes issued in January.

Among liquid assets, Lebac and Nobac portfolio showed the largest growth (43% QoQ). This can be explained since the Bank has partially allocated those funds (coming from the bonds’ issues) into high liquid assets until dollar denominated loans are made, which has been the main purpose for getting long-term US dollar financing.

Banco Macro’s liquid assets to deposits ratio remained at 65.4% and was higher than Argentina’s banking sector average of 41%. A conservative liquidity level was, is and will be Banco Macro’s strategic policy.

LIQUID ASSETS	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Cash	2,126.7	1,783.0	2,050.3	2,626.9	1,924.1
Guarantees for compensating chambers	97.0	122.7	138.8	115.7	149.0
Loans to AAA companies	142.0	604.0	597.8	427.4	434.2
Call	103.1	114.7	237.0	395.0	584.0
Repos	90.0	218.3	28.0	214.2	90.9
LEBAC / NOBAC	1,688.0	1,975.0	2,686.5	2,787.0	3,997.5
TOTAL	4,246.8	4,817.7	5,738.4	6,566.2	7,179.7

Liquid assets to total deposits	65.9%	62.1%	59.2%	65.2%	65.4%

SOLVENCY

In this quarter, Banco Macro showed an excess capital of Ps.2.0 billion (251% higher than the required capital of Ps.801 million).

The capitalization ratio was 30.8%, well above the 10.5% minimum required by the Central Bank.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Credit requirements	379	487	582	651	714
Market risk requirements	21	51	56	61	80
Interest rate requirements	46	8	4	16	7
Incremental requirements	0	0	0	13	0
Integrated capital	1,946	2,012	2,104	2,656	2,810
Excess capital	1,500	1,466	1,462	1,915	2,009

ASSET QUALITY

Banco Macro continued improving its asset quality ratios. In 1Q07, NPLs accounted for 1.64% of total financing compared to the 1.98% posted in 4Q06. This improvement can be traced to the combined effect of an increase in the Bank’s loan book and a decrease in the NPLs portfolio.

The obtained asset quality standard is highly valued considering that Banco Macro’s has incorporated two regional banks (Suquía and Bisel) in the last two years.

The coverage ratio was 169.7% or 9% higher than the previous quarter.

ASSET QUALITY	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07
Commercial portfolio	2,700.2	3,421.8	4,087.1	4,097.3	4,537.5
Irregular	84.0	62.3	78.2	65.8	50.5
Consumer portfolio	1,763.9	2,138.0	2,900.0	3,350.7	3,778.0
Irregular	62.5	66.5	82.1	81.6	86.1
Total portfolio	4,464.1	5,559.8	6,987.1	7,448.0	8,315.5
Irregular	146.5	128.8	160.3	147.4	136.6
Irregular / total portfolio	3.28%	2.32%	2.29%	1.98%	1.64%
Total provisions	209.0	198.0	235.7	230.4	231.8
Coverage ratio	142.66%	153.73%	147.05%	156.34%	169.69%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO Consolidated
In MILLION Ps.	I 06	II 06	III 06	IV 06	I 07

CER adjustable ASSETS
Government securities	0.0	210.3	309.0	116.3	6.3

Guaranteed loans	628.3	617.0	778.6	769.6	792.4
Loans to the private sector	96.2	99.4	139.3	93.8	73.3
Other loans	92.3	74.3	79.9	19.3	19.6
Loans	816.8	790.7	997.8	882.7	885.3

Leasing	0.0	0.8	5.3	4.9	4.5
Other loans	8.7	10.1	10.4	13.0	12.6
Total CER adjustable assets	825.5	1,011.9	1,322.5	1,016.9	908.7

CER adjustable LIABILITIES
Deposits	302.6	261.9	155.3	132.6	139.8
Other liabilities for financial intermediation	262.3	268.7	414.6	423.7	434.3
Subordinated debt	6.4	7.5	6.3	3.0	2.7
Total CER adjustable liabilities	571.3	538.1	576.2	559.3	576.8

NET ASSET CER EXPOSURE	254.2	473.8	746.3	457.6	331.9

FX CURRENCY POSITION	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

Cash	818.3	628.8	745.7	1,029.3	766.1
Government Securities	211.1	491.7	370.8	247.9	344.4
Loans	582.6	657.6	809.5	776.3	1,028.8
OCIF	336.6	544.8	297.9	274.5	467.9
Other receivables from financial intermediation	0.0	0.0	1.6	1.6	1.6
Other loans	10.5	12.5	11.8	14.3	18.3
Other assets	0.0	6.1	0.0	0.0	0.0
TOTAL ASSETS	1,959.1	2,341.5	2,237.3	2,343.9	2,627.1
Deposits	1,332.6	1,398.6	1,665.3	1,591.9	1,770.8
Other liabilities from financial intermediation	440.9	676.6	442.6	425.9	1,104.8
Other liabilities	4.9	3.3	4.4	3.8	3.6
Subordinated notes	0.0	0.0	50.3	504.8	523.6
Provisions	5.7	5.8	0.0	0.0	0.0
TOTAL LIABILITIES	1,784.1	2,084.3	2,162.6	2,526.4	3,402.8

NET FX POSITION	175.0	257.2	74.7	-182.5	-775.7

RELEVANT AND RECENT EVENTS

✓
In March 2007, Banco Macro’s S.A (BMA) and Nuevo Banco Suquía’s S.A. (NBS) Board of Directors have agreed on a merger agreement, where it was established the incorporation of NBS financial statements to BMA financial statements retroactively to January 1, 2007. This agreement is pending shareholders approval by shareholders of both companies at the Shareholders Meetings to be held in June 2007.

✓
In April 2007, the Central Bank authorized Banco Macro to distribute cash dividends. Therefore, Banco Macro’s Shareholders Meeting approved a cash dividend of Ps.102.6 million (Ps.0.15 per share or USD0.48 per ADS) to be paid in May 24, 2007.

✓
In May 2007, Banco Macro’s Board of Director has called for an extraordinary Shareholders Meeting to be held on June 4th, 2007. The Board will propose to increase the current Global Medium Term Note Program from USD400 million to USD700 million.

QUARTERLY CONFERENCE CALL
A conference call to discuss this press release will be held tomorrow May 11, 2007 at 1:00 p.m. Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Financial and Investor Relations Manager). Dial in information:

(800) 210-9006 (Within the U.S.)

(719) 457-2621 (Outside the U.S.)

Conference ID: 4281245
DISCLAIMER
This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Financial and IR Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar
Visit the Bank’s website at http://www.macro.com.ar

BALANCE SHEET	MACRO consolidated
In MILLION Ps.	I 06	II06	III06	IV06	I07

ASSETS	9,828.4	11,495.8	13,578.0	14,505.0	16,783.0
Cash	2,126.7	1,783.0	2,050.3	2,626.9	1,924.1
Government Securities	2,123.8	2,685.5	3,227.1	3,223.0	4,485.7
Loans	3,680.1	4,694.7	6,004.7	6,527.1	7,327.5
To the non-Financial Government Sector	631.2	617.3	783.8	774.3	796.8
To the Financial Sector	103.1	114.7	237.0	436.9	635.5
To the non-financial private sector	2,945.8	3,962.7	4,984.0	5,315.9	5,895.1
-Overdrafts	454.7	948.4	1,150.4	1,103.3	1,015.3
-Discounted documents	348.1	381.7	509.7	543.7	575.0
-Mortgages	294.7	346.9	417.1	426.1	447.7
-Pledges	244.8	255.7	298.7	300.9	294.1
-Consumer	586.5	834.3	1,103.5	1,431.1	1,761.8
-Credit cards	273.9	306.2	452.7	497.9	538.0
-Other	869.3	995.6	1,172.5	1,131.3	1,379.2
-Less: int. doc., cotiz dif.	63.6	72.4	94.8	90.1	93.1
Provisions	-189.8	-178.5	-215.4	-208.6	-209.1
Other receivables from financial intermediation	1,065.9	1,428.2	1,152.7	914.6	1,808.2
Investments in other companies	13.7	14.4	15.2	10.4	10.4
Other receivables	174.8	156.8	186.5	193.4	187.9
Other assets	643.4	733.2	941.5	1,009.6	1,039.2
LIABILITIES	7,796.4	9,433.6	11,410.1	12,190.0	14,344.8
Deposits	6,446.0	7,755.3	9,687.8	10,071.0	10,983.6
From the non-financial government sector	659.0	1,327.9	1,452.1	1,295.6	1,247.1
From the financial sector	5.9	6.4	10.4	5.1	6.0
From the non-financial private sector	5,781.1	6,421.0	8,225.3	8,770.3	9,730.5
-Checking accounts	1,150.4	1,234.8	1,667.6	1,876.2	2,085.0
-Savings accounts	1,039.9	1,188.6	1,624.1	2,097.4	2,070.8
-Time deposits	3,257.0	3,631.8	4,514.3	4,381.0	5,140.8
-Other	333.8	365.8	419.3	415.7	433.9
Other liabilities from financial intermediation	1,063.7	1,418.9	1,352.4	1,237.1	2,480.5
Subordinated corporate bonds	12.1	12.5	56.8	507.8	526.3
Other liabilities	274.6	246.9	313.1	374.1	354.4

STOCKHOLDERS´ EQUITY	2,032.0	2,062.2	2,167.9	2,315.0	2,438.2

LIABILITIES + STOCKHOLDERS´ EQUITY	9,828.4	11,495.8	13,578.0	14,505.0	16,783.0

BALANCE SHEET	SUQUIA
In MILLION Ps.	I 06	II06	III06	IV06	I07

ASSETS	3,036.9	3,277.0	3,385.7	3,701.6	4,137.9
Cash	624.8	468.2	514.2	517.7	407.9
Government Securities	954.9	974.2	831.1	726.4	883.8
Loans	1,211.3	1,526.4	1,579.6	1,788.8	1,949.2
To the non-Financial Government Sector	249.4	226.9	229.4	232.9	240.3
To the Financial Sector	26.0	48.2	25.0	195.9	241.3
To the non-financial private sector	935.9	1,251.3	1,368.4	1,403.2	1,509.8
-Overdrafts	121.0	263.1	212.7	191.5	186.5
-Discounted documents	128.3	141.0	151.8	171.6	180.1
-Mortgages	165.3	168.9	176.0	189.6	201.4
-Pledges	172.0	179.9	175.3	173.1	162.1
-Consumer	106.7	129.3	158.5	205.5	251.2
-Credit cards	91.1	98.0	109.6	119.3	126.1
-Other	156.1	275.6	347.1	319.9	371.0
-Less: int. doc., cotiz dif.	37.0	38.7	37.4	32.8	31.4
Provisions	-41.6	-43.1	-43.2	-43.2	-42.2
Other receivables from financial intermediation	77.1	117.4	51.3	232.4	438.2
Investments in other companies	0.3	0.3	185.4	195.4	204.9
Other receivables	30.5	40.3	42.5	40.0	42.6
Other assets	137.9	150.2	181.5	200.9	211.3
LIABILITIES	2,514.2	2,703.0	2,752.9	2,970.8	3,349.2
Deposits	2,156.0	2,296.3	2,437.2	2,482.2	2,671.4
From the non-financial government sector	2.4	2.9	2.3	3.3	2.6
From the financial sector	3.0	2.8	2.9	1.4	1.7
From the non-financial private sector	2,150.6	2,290.6	2,432.0	2,477.5	2,667.1
-Checking accounts	549.2	585.7	605.5	634.4	662.8
-Savings accounts	417.0	449.3	443.5	464.2	472.6
-Time deposits	1,020.3	1,099.3	1,224.4	1,228.2	1,364.9
-Other	164.1	156.3	158.6	150.7	166.8
Other liabilities from financial intermediation	297.0	349.0	257.0	425.7	613.7
Other liabilities	61.3	57.8	58.7	62.9	64.1

STOCKHOLDERS´ EQUITY	522.7	574.0	632.8	730.8	788.7

LIABILITIES + STOCKHOLDERS´ EQUITY	3,036.9	3,277.0	3,385.7	3,701.6	4,137.9

BALANCE SHEET	BISEL
In MILLION Ps.	III06	IV06	I07

ASSETS	2,633.2	2,867.9	2,971.7
Cash	308.2	348.5	288.3
Government Securities	895.4	803.7	1,115.9
Loans	1,144.6	1,177.0	1,108.1
To the non-Financial Government Sector	175.2	179.1	183.5
To the Financial Sector	70.1	80.3	60.1
To the non-financial private sector	928.9	945.4	889.7
-Overdrafts	417.5	335.7	190.6
-Discounted documents	111.3	130.5	139.7
-Mortgages	65.7	66.2	64.3
-Pledges	49.6	59.8	67.6
-Consumer	66.9	103.1	149.6
-Credit cards	124.3	142.8	151.4
-Other	72.6	82.8	102.4
-Less: int. doc., cotiz dif.	21.0	24.5	24.1
Provisions	-29.6	-27.9	-25.2
Other receivables from financial intermediation	143.8	382.6	302.3
Investments in other companies	1.3	1.3	1.3
Other receivables	15.7	21.6	19.8
Other assets	124.2	133.2	136.0
LIABILITIES	1,761.5	1,952.7	2,015.1
Deposits	1,430.5	1,408.8	1,556.5
From the non-financial government sector	13.8	12.7	17.0
From the financial sector	4.2	1.2	0.5
From the non-financial private sector	1,412.5	1,394.8	1,539.0
-Checking accounts	354.2	338.5	369.0
-Savings accounts	358.7	375.6	400.0
-Time deposits	631.2	600.6	699.5
-Other	68.3	80.1	70.5
Other liabilities from financial intermediation	299.5	507.4	422.8
Other liabilities	31.5	36.5	35.8

STOCKHOLDERS´ EQUITY	871.8	915.2	956.6

LIABILITIES + STOCKHOLDERS´ EQUITY	2,633.3	2,867.9	2,971.7

INCOME STATEMENT	MACRO consolidated
In MILLION Ps.	I06	II06	III06	IV06	I07

Financial income	211.0	261.3	317.9	365.1	417.5
Interest on cash and due from banks	2.5	2.2	3.7	3.3	5.2
Interest on loans to the financial sector	2.6	4.3	3.5	6.3	10.0
Interest on overdrafts	16.3	23.7	37.0	43.1	40.0
Interest on documents	9.7	10.0	15.4	21.9	23.9
Interest on mortgages	9.1	11.3	12.9	15.2	14.3
Interest on pledges	9.0	10.0	11.5	12.5	12.2
Interest on credit cards	5.2	7.0	8.5	10.3	11.6
Interest on other loans	44.8	57.0	69.7	88.3	100.4
Income from government & private securities	50.2	77.0	99.3	97.7	126.5
Net options results	0.0	0.1	0.6	-0.6	0.0
Results of guaranteed loans	6.5	6.7	7.8	9.0	8.9
Interest on other receivables from fin. intermediation	3.8	2.8	4.2	4.1	4.2
CER adjustment	28.6	19.2	14.9	22.2	24.6
CVS adjustment	0.4	0.4	0.4	0.8	0.4
Other	22.3	29.6	28.5	31.0	35.3
Financial expense	-76.3	-86.0	-106.5	-126.3	-157.9
Interest on checking accounts	-0.6	-1.6	-2.6	-4.7	-5.3
Interest on saving accounts	-1.7	-1.3	-1.7	-2.0	-2.1
Interest on time deposits	-36.3	-49.2	-70.3	-77.9	-89.7
Interest on loans from the financial sector	-0.1	0.0	-0.4	-0.3	-0.2
Interest on subordinated notes	0.0	0.0	0.0	0.0	-13.7
Other Interest	-3.1	-2.9	-4.3	-4.1	-3.0
Net Income from options	0.0	0.0	0.0	-0.4	-0.5
Interest on other receivables from fin. intermediation	-3.8	-3.2	-4.1	-3.7	-9.8
CER adjustments	-19.0	-14.4	-8.9	-13.5	-15.4
Other Interest	-11.7	-13.4	-14.2	-19.7	-18.2
Net financial income	134.8	175.3	211.4	238.8	259.6
Provision for loan losses	-8.0	-13.9	-20.4	-17.4	-17.3

Fee income	88.8	98.2	122.9	142.7	146.9
Fee expense	-18.2	-21.3	-25.8	-28.2	-32.2
Net fee income	70.7	76.9	97.1	114.5	114.7

Administrative expense	-128.4	-145.2	-168.7	-210.1	-217.6
Minority interest	0.0	0.0	-1.7	-1.4	-0.9
Net other income	12.6	16.2	15.2	53.1	-1.2
Earnings before income tax	81.6	109.3	133.2	177.5	137.3
Income tax	-8.7	-10.4	-27.5	-30.4	-14.1

Net income	72.9	98.9	105.7	147.1	123.2

INCOME STATEMENT	SUQUÍA
In MILLION Ps.	I06	II06	III06	IV06	I07

Financial income	88.8	86.0	91.7	90.9	102.9
Interest on cash and due from banks	1.4	0.6	-0.1	0.4	0.4
Interest on loans to the financial sector	1.5	1.5	-0.5	2.4	3.5
Interest on overdrafts	7.1	8.6	10.9	9.7	8.7
Interest on documents	4.8	4.7	5.2	5.2	5.2
Interest on mortgages	5.3	5.4	6.0	6.8	6.4
Interest on pledges	6.4	7.1	7.4	7.4	7.0
Interest on credit cards	1.4	2.1	2.2	2.5	2.7
Interest on other loans	8.6	9.8	12.1	15.2	17.0
Income from government & private securities	32.6	26.7	29.6	19.8	28.1
Results of guaranteed loans	2.2	2.4	2.3	2.6	2.4
Interest on other receivables from fin. intermediation	0.0	0.4	2.9	1.1	1.1
CER adjustment	11.8	6.6	4.1	6.3	8.0
CVS adjustment	0.2	0.2	0.2	0.2	0.1
Other	5.7	10.0	9.3	11.3	12.3
Financial expense	-25.2	-25.4	-26.6	-33.1	-36.1
Interest on checking accounts	-0.3	-0.2	-0.3	-0.3	-0.3
Interest on saving accounts	-0.5	-0.5	-0.5	-0.5	-0.5
Interest on time deposits	-11.6	-14.0	-17.6	-19.9	-21.9
Other Interest	-1.4	-1.4	-1.3	-1.3	-1.3
Net Income from options	-0.1	-0.1	-0.1	0.0	0.0
CER adjustments	-8.7	-7.1	-4.1	-5.6	-6.7
Other Interest	-2.6	-2.1	-2.6	-5.4	-5.3
Net financial income	63.5	60.6	65.1	57.8	66.8
Provision for loan losses	-3.6	-1.9	-1.3	-6.6	-3.0

Fee income	32.3	33.0	35.3	35.5	35.7
Fee expense	-8.6	-9.2	-9.7	-9.6	-10.6
Net fee income	23.0	24.4	25.7	25.8	25.1

Administrative expense	-41.4	-39.7	-38.8	-40.6	-46.4
Net other income	6.8	7.8	8.8	61.5	15.5
Earnings before income tax	49.1	51.2	59.5	97.4	58.0
Income tax	0.0	0.0	0.0	0.0	0.0

Net income	49.1	51.2	59.5	97.4	58.0

INCOME STATEMENT	BISEL
In MLLION Ps.	III06	IV06	I07

Financial Income	41.6	74.4	84.1
Interest on cash and due from banks	0.0	0.1	0.2
Interest on loans to the financial sector	1.0	1.4	1.2
Interest on overdrafts	6.8	15.6	10.4
Interest on documents	4.0	9.4	12.3
Interest on mortagages	0.9	2.0	2.0
Interest on pledges	1.0	2.3	2.4
Interest on credit cards	0.7	1.6	1.8
Interest on other loans	0.1	0.1	0.1
Income from goverment & private securities	20.2	30.8	41.9
Interest on guaranteed loans	1.2	2.0	2.3
Interest on other receivables from fin. Intermediation	0.3	0.6	0.5
CER adjustements	2.8	5.1	6.0
Others interest	2.8	3.3	3.0
Financial expense	-10.4	-20.6	-23.8
Interest on checking accounts	-0.1	-0.2	-0.2
Interest on saving accounts	-0.2	-0.5	-0.5
Interest on time deposits	-5.2	-10.3	-11.2
Other Interest	-0.8	-0.9	-1.0
CER adjustments	-2.9	-5.5	-5.8
Other Interest	-1.1	-3.2	-5.1
Net financial income	31.2	53.8	60.3
Provision for loan losses	-4.1	-6.1	-5.7

Fee income	12.5	26.4	27.3
Fee expense	-1.7	-3.0	-2.7
Net fee income	10.8	23.4	24.6

Administrative expense	-22.0	-42.1	-44.7
Net other income	5.7	14.9	6.8
Earnings before income tax	21.6	43.4	41.4
Income tax	0.0	0.0	0.0
Net income	21.6	43.4	41.4

RELEVANT RATIOS

RATIOS	MACRO consolidated
	I 06	II06	III06	IV06	I07

Profitability & performance
Net interest margin (*)	6.3%	6.5%	7.0%	7.1%	7.4%
Fee income ratio	34.4%	30.5%	31.5%	32.4%	30.7%
Efficiency ratio	62.5%	57.6%	54.7%	59.5%	58.1%
Fee income as a percentage of adm expense	55.0%	53.0%	57.6%	54.5%	52.7%
Return on average assets (*)	3.1%	3.2%	2.8%	3.6%	3.1%
Return on average equity (*)	19.4%	19.5%	21.0%	22.2%	21.2%
Liquidity
Loans as a percentage of total deposits	60.0%	62.8%	64.2%	66.9%	68.6%
Liquid assets as a percentage of total deposits	65.9%	62.1%	59.2%	65.2%	65.4%
Capital
Total equity as a percentage of total assets	20.7%	17.9%	16.0%	16.0%	14.5%
Regulatory capital as a percentage of risk weighted assets	38.8%	31.6%	27.7%	31.3%	30.8%
Asset Quality
Provision for loan losses over total loans	4.9%	3.7%	3.5%	3.1%	2.8%
Non-performing loans as a percentage of total loans	3.5%	2.4%	2.4%	2.0%	1.7%
Allowances as a percentage of non performing loans	141.0%	154.2%	146.1%	154.3%	168.1%
Amparos as a percentage of equity	2.0%	2.5%	2.3%	3.2%	2.9%

(*) Calculated annualizing accumulated earnings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2007
MACRO BANK INC.

By:	/s/ Luis Cerolini
Name:	Luis Cerolini
Title:	Attorney-in-fact